Sierchio & Company, LLP
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110 EAST 59TH STREET
New York, New York 10022

Telephone (212) 246-3030
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Please Reply to: Joseph Sierchio
Telephone: (212) 246-3030
E-mail: jsierchio@usandseclaw.com

Edgar Correspondence

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Alexandra M. Ledbetter, Staff Attorney
Mail Stop: 3561

Re:	International Energy, Inc.
Registration Statement on Form S-1 on Form S-1
Filed on June 23, 2008 and Amended on December 31, 2008
File No. 333-151828

Dear Sir or Madam:
We have been authorized by International Energy, Inc. (the “Company”) to submit the following responses on its behalf to your letter of July 17, 2008 (the “July 17th Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the July 17th Letter.  Please note that in addition to specific revisions made in response to the July 17th Letter the Form S-1 has been further amended and updated to disclose events and transactions which have occurred since the filing of the Form S-1.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 1 to the Form S-1 as filed on December 25, 2008, four marked copies of which have been delivered to the Staff under separate cover.  Page references are to the hard copy of the prospectus as set forth in Pre Effective Amendment No. 1 as marked, unless otherwise indicated.

Question No. 1

Please note that the Company has not registered any class of securities pursuant to Sections 12(b) or 12(g) of the Exchange Act. The boxes on the Company’s Form 10-Ks reflecting such registration were erroneously checked. The Company will ensure that its future filings remove the reference, if not then otherwise applicable.

Sierchio & Company, LLP

U.S. Securities and Exchange Commission
Attention: Alexandra M. Ledbetter, Staff Attorney
Mail Stop: 3561
December 31, 2008
Re: International Energy, Inc.
File No. 333-151828

The Company acknowledges your comment that the OTCBB is not a national securities exchange.

Question No.2

International Energy, Inc.’s website address is http://www.internationalenergyinc.com has been set forth in the Form S-1.

Question No. 3

The following disclosure has been added:

“On August 8, 2000, Mr. Harmel S. Rayat and EquityAlert.com, Inc., without admitting or denying the allegations of the Securities and Exchange Commission that EquityAlert.com, Inc did not disclose certain compensation received by it in connection with the publication of promotional advertisements of EquityAlert.com  Inc. and Mr. Rayat consented to the entry of a permanent injunction enjoining them from violating Section 17(b) of the Securities Act of 1933; in addition, each agreed to pay a civil penalty of $20,000.”

Please note Mr. Rayat resigned as an officer and director of the Company on September 12, 2008.

Question No. 4

The Company does have a scientific advisory board; disclosures regarding the board and its members are not set forth in the Form S-1.

Question No. 5

The exact forms of the undertakings required have been included.

Question No. 6

The referenced paragraph has been deleted.

Sierchio & Company, LLP

U.S. Securities and Exchange Commission
Attention: Alexandra M. Ledbetter, Staff Attorney
Mail Stop: 3561
December 31, 2008
Re: International Energy, Inc.
File No. 333-151828

Question No. 7

The Company is not relying on Rule 430A in the prospectus as filed. The undertaking set forth in Item 512(a)(5) has been added.

We hope that you find the foregoing responsive to the Staff’s comments and appreciate your attention to this filing.

Very truly yours,
Sierchio & Company, LLP.
By: /s/ Joseph Sierchio
Joseph Sierchio